Exhibit 99.1

NEWS RELEASE

Endeavour Silver Discovers Two New High Grade Silver-Gold Veins
 at the Guanajuato Mine, Mexico;
Drilling Intersects 463 gpt Silver, 6.8 gpt Gold Over 2.0 Meters in La Joya Vein and 497 gpt Silver, 5.2 gpt Gold Over 1.1 Meters in Belen Vein

__________________________________________________________________

Vancouver, Canada – December 13, 2011 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announces that exploration drilling east of the Lucero-Karina-Fernanda-Daniela mine area at Endeavour’s Guanajuato Mines project in Guanajuato State, Mexico has discovered two new high grade silver-gold veins.

Drilling highlights in the La Joya vein include 463 grams per tonne (gpt) silver and 6.83 gpt gold over 2.00 meters (m) true width (24.1 ounces per ton (opT) silver equivalent (based on a silver: gold ratio of 53:1) over 6.6 feet (ft)) in hole LJ15S-1.  Drilling highlights in the Belen vein include 497 gpt silver and 5.19 gpt gold over 1.08 m true width (22.5 opT silver equivalent over 3.5 ft) in hole BL0-3.

Drill results are as follows:

LA JOYA DRILL RESULTS
Hole	Vein	From	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(g/t)	(g/t)
LJ6-1	Hw La Joya	185.40	5.75	5.34	244.1	1.71
	Incl	185.40	0.45	0.39	1,235.0	2.21
LJ6-2	Vein	83.60	0.35	0.30	516.0	0.91
	Breccia	150.70	0.70	0.35	241.0	1.04
	Hw La Joya	202.90	2.10	2.12	105.9	1.35
	La Joya Vein	292.05	1.85	1.78	16.2	2.17
LJ6-3	Breccia	94.00	1.30	1.00	205.1	2.03
	Vein	96.85	0.30	0.25	50.0	3.73
	Vein	150.20	0.35	0.18	259.0	3.88
LJ8-1	La Joya	363.30	2.00	1.88	244.0	0.93
	Incl	363.80	0.20	0.19	2,260.0	8.65
LJ8-2	Vein	233.80	0.45	0.19	343.0	1.07
	Hw La Joya	282.60	4.95	4.87	119.0	0.68
LJ10-1	La Joya	266.20	1.95	1.50	323.1	11.42
	Vein	289.45	0.30	0.28	298.0	1.43
LJ14S-1	La Joya Vein	123.90	3.45	2.22	190.3	0.10
	Incl	126.55	0.80	0.51	740.0	0.35
LJ15S-1	La Joya South	169.95	2.60	1.99	462.7	6.83
	Incl	171.95	0.60	0.46	725.0	21.10
	Vein	174.20	0.25	0.18	311.0	3.61
LJ16S-1	Vein	90.30	0.45	0.26	434.0	1.71
	La Joya Vein	109.45	1.80	1.16	251.0	0.69
	Vein	186.60	0.40	0.36	1,185.0	2.38

BELEN DRILL RESULTS
Hole	Vein	From	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(g/t)	(g/t)
BL4S-1	Belen	44.75	6.60	5.43	72	1.96
	Incl	47.50	0.60	0.46	178	5.67
	Vein	52.20	2.10	1.89	15	1.38
BL3S-1	Belen	95.40	3.25	2.69	53	1.95
BL3S-2	HW Belen	110.15	2.20	2.10	105	1.73
	Incl	110.85	0.80	0.79	252	4.38
BL3S-3	HW Belen	125.25	4.50	3.10	116	2.51
BL2S-1	Belen	129.75	5.85	4.69	57	1.03
BL2S-2	Belen	153.10	1.95	1.83	183	3.06
BL2S-3	Belen	205.30	2.45	1.51	113	1.03
BL2S-4	Belen	70.50	1.70	1.68	120	2.43
BL1S-1	Belen	175.55	1.85	0.78	128	8.33
BL1S-3	HW Belen	79.25	2.20	2.19	116	4.83
	Vein	82.35	1.95	1.51	21	1.39
	Vein	88.90	1.90	1.77	20	1.95
	Belen	95.00	2.10	1.94	32	2.02
BL0-2	Vein	225.80	1.25	1.12	167	2.33
BL0-3	Vein	228.05	1.65	1.08	497	5.19
	Incl	228.05	0.25	0.14	905	4.99

Barry Devlin, Vice President Exploration for Endeavour, commented: “Our recent discovery of new high grade silver-gold mineralized zones in the La Joya and Belen veins is yet another indication of the untapped exploration potential of Endeavour’s properties in this prolific silver-gold mining district.  Two drill rigs continue to work in Guanajuato drilling the northern extent of the Daniela vein, and testing several other attractive drill targets in the La Luz sub-district.”  To view maps of the area click here.

“As a result of our new discoveries this year, Endeavour anticipates there will be a substantial increase in reserves and resources at Guanajuato at year-end.  This should allow management to undertake the next phase of mine expansion in 2012 from 1000 tonnes per day (tpd) up to 1600 tpd at Guanajuato.  In 2011, Endeavour completed a major expansion of the Guanajuato plant from 600 tpd to 1600 tpd on time and budget and the plant successfully ramped up throughput to 1000 tonnes per day in October.”

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the drilling programs on the Guanajuato Mine properties.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were split at the Guanajuato field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke or Lana McCray Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or lmccray@edrsilver.com , website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2011 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico and Chile; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.